Exhibit 16.1

April 14, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 14, 2022, of Thryv Holdings, Inc. and are in agreement with the statements contained in the first four paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP